K&L Gates LLP 925 Fourth Avenue Suite 2900 Seattle, WA 98104-1158 T 206.623.7580 www.klgates.com

July 1, 2009

Daniel F. Duchovny, Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Zumiez Inc. Schedule TO-I
Filed June 22, 2009
File No. 005-81394

Dear Mr. Duchovny:

On behalf of our client Zumiez Inc. (the “Company”), I am writing in response to the letter from you dated June 29, 2009, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company (the “Schedule TO”).

We have been authorized by the Company to deliver its responses to the Staff’s comments set forth below.  All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with K&L Gates LLP.  Simultaneous with the delivery of this letter, the Company has filed Amendment No. 1 to the Schedule TO (the “Amendment”), with changes responsive to your comment letter.

Below we have reprinted the Staff’s comments in bold italics and set forth our responses thereto.

Summary Term Sheet, page 1

1.                                      We note in Q28 that you will announce an extension no later than 10 a.m., Pacific, on the next business day after the stated expiration date.  Please revise your disclosure here and on page 25 to comply with Rule 14e-1(d), which requires such extension announcement to be made no later than 9 a.m. Eastern time on the required date.

RESPONSE:	In accordance with the Staff’s comment, and reflected in the Amendment, we have revised the disclosures in Q28 and on page 25 to state that the Company

Daniel F. Duchovny, Special Counsel

July 1, 2009

will announce an extension no later than 9 a.m. Eastern time on the next business day after the stated expiration date.

Conditions of the Exchange Offer, page 15

2.                                      We note your disclosure that you may assert a condition regardless of whether it results from “any action or omission by” you.  A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder.  Thus, please amend the first paragraph on page 15 and the last paragraph on page 17 (“...regardless of the circumstances giving rise to them...”) to exclude your explicit and implicit references to actions or omission to act by the company.

RESPONSE:

In accordance with the Staff’s comment, and reflected in the Amendment, we have revised the first paragraph on page 15 and the last paragraph on page 17 to exclude references to actions or omission to act by the Company.  Specifically, we have deleted the reference to “(including any action or omission by us)” on page 15, and the reference to “regardless of the circumstances giving rise to them” on page 17.

3.                                      Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

RESPONSE:

We hereby confirm our understanding of the Staff’s analysis set forth in Comment 3 above.  In the event a condition is triggered and the Company decides to proceed with the offer anyway, such action would constitute a waiver of the triggered condition.  If such waiver is material, the Company acknowledges and agrees that it may be required to extend the offer and re-circulate new disclosure to security holders.

4.                                      We also note the language in the last paragraph in this section that the company’s “failure at any time to exercise any of these rights will not be deemed a waiver of any such rights.”  If an event triggers a listed offer condition, and the company determines to proceed with the offer anyway, it has waived the offer condition.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than waiting until the

Daniel F. Duchovny, Special Counsel

July 1, 2009

end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the company’s understanding in your response letter.

RESPONSE:

We hereby confirm our understanding of the Staff’s analysis set forth in Comment 4 above.  In the event a condition is triggered and the Company decides to proceed with the offer anyway, such action would constitute a waiver of the triggered condition.  If an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company acknowledges that it should promptly inform holders of eligible options how the Company intends to proceed, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Information Concerning Us:  Financial Information, page 21

4.                                      It appears you have incorporated by reference the financial information required by Item 1010(a)f Regulation M-A.  We note, however, that you have not provided the summary information required by Item 1010(c) of Regulation M-A.  Please revise to provide that disclosure or your analysis as to why such disclosure is not necessary.

RESPONSE:

In accordance with the Staff’s comment, and reflected in the Amendment, we have supplemented the summary financial information to comply with the requirements of Item 1010(c) of Regulation M-A.  Specifically, we have added noncurrent assets, noncurrent liabilities, gross profits, and ratio of earnings to fixed charges in the summary financial disclosures.  We also note by way of comment that all of the Company’s income consists of income from continuing operations, and therefore the Company does not separately calculate or report income from continuing operations.

Material U S Federal Income Tax Consequences,  page 24

5.                                      Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

RESPONSE:	In accordance with the Staff’s comment, and reflected in the Amendment, we have removed the legend regarding Treasury Department Circular 230.

I hereby represent and acknowledge on behalf of the Company to the Staff the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

Daniel F. Duchovny, Special Counsel

July 1, 2009

•                  The Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I respectfully request that the Staff advise the undersigned at (206) 370-8343 of any additional comments that the Staff may have or whether our explanation and proposed undertaking in response to the comment letter satisfy the Staff’s review.

Very truly yours,

K&L GATES LLP

By	/s/ Chris K. Visser
Chris K. Visser

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